Exhibit 99.1



Corporate Communications
700 North Sam Houston Parkway West, Suite 200
Houston, Texas 77067  www.xjet.com
express.press@expressjet.com
832.353.3333 **main**  877.958.NEWS **toll free**

## News Release

**EXPRESSJET REPORTS DECEMBER 2008 PERFORMANCE**

HOUSTON, Jan 13, 2009 – ExpressJet Holdings (NYSE: XJT) today announced traffic and capacity results for December 2008 for its ExpressJet Airlines subsidiary.  The results include statistics for contract operations, including charter activities.

During the month, ExpressJet revenue passenger miles (RPM) totaled 630 million, and available seat miles (ASM) flown were 817 million.  ExpressJet's December load factor was 77.1%.  The company flew 54,774 block hours and operated 27,836 departures during the month.  ExpressJet had a total of 244 planes in its fleet during December – 214 allocated to flying as Continental Express and 30 operating in its corporate aviation (charter) division.

*About ExpressJet*

ExpressJet Holdings operates several divisions designed to leverage the management experience, efficiencies and economies of scale present in its subsidiaries, including ExpressJet Airlines, Inc. and ExpressJet Services, LLC.  ExpressJet Airlines serves 125 destinations in North America and the Caribbean with approximately 1,000 departures per day.  Operations include a capacity purchase agreement for Continental; providing clients customized 50-seat charter options; and supplying third-party aviation and ground handling services.  For more information, visit www.expressjet.com.

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## EXPRESSJET HOLDINGS, INC. AND SUBSIDIARIES
## PRELIMINARY STATISTICS

| **Month Ending December 31, 2008** | **System** |
|---|---|
| Revenue Passenger Miles (millions) | 630 |
| Available Seat Miles (ASM) (millions) | 817 |
| Passenger Load Factor | 77.1% |
| Block Hours | 54,774 |
| Departures | 27,836 |
| Stage Length | 589 |

| **Year Ending December 31, 2008** | **System**[1] |
|---|---|
| Revenue Passenger Miles (millions) | 9,564 |
| Available Seat Miles (ASM) (millions) | 12,606 |
| Passenger Load Factor | 75.9% |
| Block Hours | 828,819 |
| Departures | 433,289 |
| Stage Length | 594 |

(1) Includes statistics for flying operations that were suspended September 2, 2008.

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